----------------------------                          --------------------------
CUSIP NO. 356602102                   13 D                Page 1 of 11 Pages
----------------------------                          --------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                                FreeMarkets, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)




                                    356602102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Glen Meakem
                                FreeMarkets, Inc.
                               FreeMarkets Center
                                210 Sixth Avenue
                              Pittsburgh, PA 15222

                                    Copy to:

                              David T. Young, Esq.
          Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
                             155 Constitution Drive
                          Menlo Park, California 94025

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                February 7, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

     NOTE. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-1(A) for other parties to whom copies are to be sent.

                       (Continued on the Following Pages)

----------------------------                          --------------------------
CUSIP NO. 356602102                   13 D                Page 2 of 11 Pages
----------------------------                          --------------------------




The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------                          --------------------------
CUSIP NO. 356602102                   13 D                Page 3 of 11 Pages
----------------------------                          --------------------------


                                  SCHEDULE 13D

----------------------------
CUSIP NO. 356602102
----------------------------

--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             Adexa, Inc.

             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
                      Tax ID Number:
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                (a) [   ]          (b) [   ]
--------------------------------------------------------------------------------
3            SEC USE ONLY

--------------------------------------------------------------------------------
4            SOURCE OF FUNDS*
             00
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) or 2(e)                 [   ]
--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
                      California
--------------------------------------------------------------------------------
             NUMBER OF               7        SOLE VOTING POWER
                                              NONE
              SHARES                 -------------------------------------------
                                     8        SHARED VOTING POWER
            BENEFICIALLY                      4,484,143 (pursuant to the
                                              Stockholder Agreements dated
           OWNED BY EACH                      February 7, 2001 and the form of
                                              which is incorporated by reference
            REPORTING                         as Exhibit 2 to this Schedule 13D)
                                     -------------------------------------------
              PERSON                  9       SOLE DISPOSITIVE POWER
                                              NONE
               WITH                  -------------------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                              NONE
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON                                         4,484,143
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES*                                   [   ]
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11           11.5%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*                                   CO
--------------------------------------------------------------------------------

----------------------------                          --------------------------
CUSIP NO. 356602102                   13 D                Page 4 of 11 Pages
----------------------------                          --------------------------



Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Adexa, Inc. that it is the beneficial owner or any of the Common Stock of FreeMarkets, Inc. referred to herein for the purposes of
Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

                                                          Page 5 of 11 Pages


                                  SCHEDULE 13D


Item 1   Security and Issuer.

         This statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Common Stock") of FreeMarkets, Inc., a Delaware corporation (the "Issuer"). The principal offices of the Issuer are located at FreeMarkets Center, 210 Sixth Avenue, Pittsburgh, PA 15222.


Item 2   Identity and Background.

         (a) The name of the person filing this statement is Adexa, Inc., a California corporation ("Adexa").

         (b) The address of the principal office and principal business of Adexa is 5933 W. Century Blvd., 12th Floor, Los Angeles, California, 90045. The business address of each of Adexa's directors and executive officers (other than Messrs. Younger and Lee), as of the date hereof is c/o Adexa, Inc., 5933 W. Century Blvd., 12th Floor, Los Angeles, California, 90045. The business address as of the date hereof of William H. Younger (director) is Sutter Hill Ventures, 755 Page Mill Road, Suite A-200, Palo Alto, California 94304. The business address as of the date hereof of Sam H. Lee (director) is Information Technology Ventures, 100 Hamilton Avenue, Palo Alto, California, 94301.


         (c) Adexa develops and markets software products that provide visibility into multi-tiered supply chains. Set forth on Schedule A is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of Adexa's directors and executive officers, as of the date hereof.

         (d) and (e) During the last five years neither Adexa, nor to Adexa's knowledge, any person named in Schedule A have been
              (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         (f) Adexa is a California corporation. The citizenship of each person named in Schedule A is set forth thereon.


Item 3   Source and Amount of Funds or Other Consideration.

         Pursuant to an Agreement and Plan of Merger and Reorganization dated as of February 7, 2001, (the "Merger Agreement"), by and among Issuer, Axe Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Issuer ("Merger Sub"), and Adexa, and subject to the conditions set forth therein, Merger Sub will be merged with and into Adexa (the "Merger") with each share of Adexa Common Stock issued and outstanding immediately prior to the Merger being converted into the right to receive that number of shares of Issuer common stock equal

                                                            Page 6 of 11 Pages


to dividing 17,250,000 shares of the Issuer (subject to adjustment for certain transaction expenses as set forth in Merger Agreement) by the sum of (A) the number of Adexa common shares issued and outstanding immediately prior to the consummation of the Merger, and (B) the number of Adexa stock options and warrants issued and outstanding immediately prior to the consummation of the Merger (the "Exchange Ratio"). The Merger is subject to the approval of the Merger Agreement by the shareholders of Adexa, the approval by Issuer's stockholders of the issuance of Issuer Common Stock in the Merger, termination or expiration of any waiting period under any U.S. or foreign antitrust laws and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by reference.

         This statement on Schedule 13D relates to a voting agreement between Adexa and certain stockholders of the Issuer whereby such stockholders have agreed to vote their shares of Issuer Common Stock in favor of approval of the issuance of Issuer Common Stock in the Merger.


Item 4   Purpose of Transaction.

         (a) and (b) As described in Item 3 above, this statement relates to the merger of Merger Sub, a wholly owned subsidiary of Issuer, with and into Adexa in a merger in accordance with Delaware General Corporation Law. At the effective time of the Merger, the separate existence of Merger Sub will cease to exist and Adexa will continue as the surviving corporation and as a wholly owned subsidiary of Issuer. Holders of outstanding Adexa Common Stock will receive, in exchange for each share of Adexa Common Stock held by them immediately prior to the Merger, a number of shares of Issuer Common Stock equal to the Exchange Ratio. Issuer will assume Adexa's Stock Option Plan (as defined in the Merger Agreement), as amended, as well as the outstanding options issued under such plans multiplied by the Exchange Ratio.

              The Merger Agreement contains customary representations and warranties on the part of Adexa, the Issuer and Merger Sub, and the consummation of the Merger is subject to customary closing conditions, including, without limitation, approval by the stockholders of the Issuer and the shareholders of Adexa. The Merger Agreement also contains covenants regarding the activities of Adexa pending consummation of the Merger. Generally, each of Adexa must conduct its business in the ordinary course consistent with past practice.

              As an inducement to Adexa to enter into the Merger Agreement, the Stockholders (collectively, the "Voting Agreement Stockholders") of the Issuer set forth on Schedule B attached hereto have entered into Stockholder Agreements and Irrevocable Proxies, dated as of February 7, 2001 (the "Stockholder Agreement"), with Adexa and have, by executing the Stockholder Agreement, irrevocably appointed the members of the Board of Directors of Adexa, and each of them, as his lawful attorney and proxy. Such proxy gives Adexa the limited right to vote each of the 4,484,143 shares (including any shares of Issuer Common Stock purchased or with respect to which beneficial ownership is acquired prior to the termination of the Stockholder Agreement) of Issuer Common Stock beneficially and collectively owned by the Voting Agreement Stockholders (the "Shares") in all matters related to the Merger. The Voting Agreement Stockholders and the number of Shares beneficially owned by each of them is set forth on Schedule B hereto which is hereby incorporated herein by reference. The foregoing summary of the Stockholder Agreement is qualified in its entirety by reference to the copy of the form of Stockholder Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.

                                                          Page 7 of 11 Pages


              As attorney, agent and proxy of the Voting Agreement Stockholders, Adexa (or any nominee of Adexa), in accordance with the provisions of the Stockholder Agreement with respect to all shares of the Common Stock of the Issuer, whether now owned or acquired, is entitled to vote at any meeting of the Issuer, whether annual or special and whether or not an adjourned meeting, or, if applicable, to give written consent with respect thereto for the approval of the issuance of Issuer Common Stock pursuant to the Merger Agreement. Adexa (or any nominee of Adexa) may not exercise the proxy on any other matter except as provided in the Stockholder Agreement. The Stockholder Agreement terminates upon the earlier to occur of (i) the effective time of the Merger, or
              (ii) the date on which the Reorganization Agreement is terminated pursuant to its terms.

         (c)     Not applicable.

         (d) Upon consummation of the Merger, K. Cyrus Hadavi will become a member of the Board of Directors of Issuer.

         (e) Other than as a result of the Merger described in Item 3 above, not applicable.

         (f) Other than as a result of the Merger described in Item 3 above, not applicable.

         (g)     Not applicable.

         (h)-(i) Not applicable.

         (j) Other than described above, Adexa currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D.


Item 5   Interest in Securities of the Issuer.

         (a)-(b) As a result of the Voting Agreement, Adexa may be deemed to be the beneficial owner of all 4,484,143 shares of the Issuer Common Stock disclosed in this 13D. To the knowledge of Adexa, such Issuer Common Stock constitutes approximately 11.5% of the issued and outstanding shares of the Issuer Common Stock as of February 7, 2001.

         (c) Neither Adexa nor, to the knowledge of Adexa, any person named in Schedule A, has effected any transaction in the Issuer Common Stock during the past 60 days.

         (d)-(e) Not applicable.


Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Other than the Merger Agreement and the exhibits thereto, including the Stockholder Agreement, to the knowledge of Adexa, there are no contracts, arrangements, understandings or relationships among persons name in Item 2 and between such persons and any person with respect to any securities of Adexa, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                                                          Page 8 of 11 Pages


Item 7   Materials to be Filed as Exhibits.

         The following documents are filed as exhibits:

         1. Agreement and Plan of Merger and Reorganization, dated as of February 7, 2001, by and among FreeMarkets, Inc., a Delaware corporation, Axe Acquisition Corporation, a Delaware corporation, and Adexa, Inc., a California corporation (incorporated by reference to Exhibit 2.1 to Form 425 of FreeMarkets, Inc., dated February 9, 2001).

         2. Form of Stockholder Agreement, dated as of February 7, 2001, by and between Adexa, Inc., a California corporation and certain stockholders of FreeMarkets, Inc.



                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2001                           ADEXA, INC.

                                            By: /s/ K. Cyrus Hadavi
                                                --------------------------------
                                                    K. Cyrus Hadavi

                                                          Page 9 of 11 Pages


                                   SCHEDULE A


             EXECUTIVE OFFICERS AND OUTSIDE DIRECTORS OF ADEXA, INC.

           NAME                         TITLE                 PRESENT PRINCIPAL OCCUPATION OF           CITIZENSHIP
                                                               EMPLOYMENT, INCLUDING NAME AND
                                                                    ADDRESS OF EMPLOYER
Executive Officers:

K. Cyrus Hadavi               President, Chief Executive                     *                            U.S.A.
                                 Officer and Director

Hoon Chung                     Chief Operating Officer                       *                            U.S.A.

Udo Dengler                    Chief Technology Officer                      *                            U.S.A.

J. Timothy Romer                Chief Financial Officer                      *                            U.S.A.

Outside Directors:

David R. Golob                         Director                              *                            U.S.A.

William W. Lattin                      Director                              *                            U.S.A.

Sam H. Lee                             Director                       Managing Member                     U.S.A.
                                                              Information Technology Ventures
                                                                      Infinity Capital
                                                            100 Hamilton Ave, Palo Alto, CA, 94301

William H. Younger, Jr.                Director                      Managing Director                    U.S.A.
                                                                    Sutter Hill Ventures
                                                             755 Page Mill Road, Suite A-200,
                                                                     Palo Alto, CA 94301

* Such individual's principal occupation or employment is as set forth in the "Title" column, and such individual's principle business is Adexa, Inc. 5933 W. Century Blvd., 12th Floor, Los Angeles, California 90045.

                                                          Page 10 of 11 Pages

                                   SCHEDULE B


                          VOTING AGREEMENT STOCKHOLDERS

NAME                                 NUMBER OF SHARES*

Glen Meakem                          3,164,000
David Becker                         258,964
William Blair                        33,220
Joan Hooper                          1,820
Scott Grimes                         0
John P. Levis III                    530,685
David McCormick                      3,876
Douglas Wnorowski                    4,863
Dr. Eric Cooper                      30,000
David Noble                          124,400
John Doerr                           323,315
Tom Meredith                         9,000




----------------
* As of February 7, 2001.

                                                          Page 11 of 11 Pages


                                  EXHIBIT INDEX

Exhibit


1. Agreement and Plan of Merger and Reorganization, dated as of February 7, 2001, by and among FreeMarkets, Inc., a Delaware corporation, Axe Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of FreeMarkets, Inc., and Adexa, Inc., a California corporation. (The schedules and exhibits which are referenced in the table of contents and elsewhere in the Merger Agreement are hereby incorporated by reference. Such schedules and exhibits which are not included as exhibits to this
     Schedule 13D will be furnished as a supplement to the Commission upon request.)

2. Form of Stockholder Agreement, dated as of February 7, 2001, by and among Adexa, Inc., a California corporation and certain stockholders of FreeMarkets, Inc., a Delaware corporation.

                                                                       EXHIBIT 2


                      ACQUIROR, INC. STOCKHOLDER AGREEMENT


         THIS STOCKHOLDER AGREEMENT, dated as of February __, 2001, is by and between Axe, Inc., a California corporation (the "Company"), and the stockholder of Acquiror, Inc. ("Parent") listed on the signature page hereof (the "Stockholder").

                                   WITNESSETH:

         WHEREAS, the Stockholder, as of the date hereof, is the beneficial owner (as defined in Rule 13d-3(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of the number and class of shares of common stock ("Common Stock") of Parent set forth below the name of the Stockholder on the signature page hereof (the "Shares");

         WHEREAS, in reliance upon the execution and delivery of this Agreement, the Company will enter into an Agreement and Plan of Reorganization, dated as of the date hereof (the "Reorganization Agreement"), with Parent and a wholly owned subsidiary of Parent ("Sub") which provides, among other things, that upon the terms and subject to the conditions thereof, Sub will be merged with and into the Company, and the Company will become a wholly owned subsidiary of Parent (the "Merger"); and

         WHEREAS, to induce the Company to enter into the Reorganization Agreement and to incur the obligations set forth therein, the Stockholder is entering into this Agreement pursuant to which the Stockholder agrees to vote in favor of approval of the issuance of shares of Parent Common Stock pursuant to the Reorganization Agreement, and to make certain agreements with respect to the Shares upon the terms and conditions set forth herein;

         NOW THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

         Section 1. Voting of Shares; Proxy.

                  (a) The Stockholder agrees that until the earlier of (i) the Effective Time (as defined in the Reorganization Agreement) or (ii) the date on which the Reorganization Agreement is terminated pursuant to its terms (the earliest thereof being hereinafter referred to as the "Expiration Date"), at every meeting of stockholders of Parent at which the following matter is considered or voted upon, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of Parent with respect thereto, the Stockholder shall vote, or cause the holder of record to vote, all Shares beneficially owned by the Stockholder as of the date of such vote or consent in favor of approval of the issuance of shares of Parent Common Stock pursuant to the Reorganization Agreement. Any such vote shall be cast or consent shall be given in accordance with such procedures relating thereto as shall ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of such vote or consent.

                  (b) In furtherance of the transactions contemplated hereby and by the Reorganization Agreement, and in order to secure the performance by the Stockholder of his duties under this Agreement, the Stockholder, concurrently with the execution of this Agreement, shall execute, in accordance with the provisions of applicable Delaware law, and deliver to the Company an irrevocable proxy, substantially in the form of Annex A hereto, and irrevocably appoint the Company or its designees, with full power of substitution, such Stockholder's attorney and proxy to vote, or, if applicable, to give consent with respect to, all of the Shares beneficially owned by the Stockholder as of the date of such vote or consent in respect of any of the matters set forth in, and in accordance with the provisions of, Section 1(a) (the "Proxy"). The Stockholder acknowledges that the Proxy shall be coupled with an interest, shall constitute, among other things, an inducement for the Company to enter into the Reorganization Agreement, shall be irrevocable and shall not be terminated by operation of law upon the occurrence of any event, including, without limitation, the death or incapacity of the Stockholder. Notwithstanding any provision contained in such Proxy, such Proxy shall terminate upon the Expiration Date. The Stockholder hereby revokes any and all prior proxies or powers of attorney given by the Stockholder with respect to the voting of the Shares and agrees not to grant any subsequent proxies or powers of attorney with respect to the voting of the Shares until the Expiration Date.

         Section 2. Covenants of the Stockholder. The Stockholder covenants and agrees for the benefit of the Company that, until the Expiration Date, such Stockholder will:

                  (a) other than up to 5% of the Shares beneficially owned by the undersigned, not, directly or indirectly, sell, transfer, pledge, hypothecate, encumber, assign, tender or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, hypothecation, encumbrance, assignment, tender or other disposition of, any of the Shares beneficially owned by the Stockholder or any interest therein; and

                  (b) other than the Proxy, not grant any powers of attorney or proxies or consents in respect of any of the Shares beneficially owned by the Stockholder, deposit any of such Shares into a voting trust, enter into a voting agreement with respect to any of such Shares or otherwise restrict the ability of the holder of any of the Shares beneficially owned by the Stockholder freely to exercise all voting rights with respect thereto.


         Section 3. Representations and Warranties of the Stockholder. The Stockholder represents and warrants to the Company that: (a) the execution, delivery and performance by the Stockholder of this Agreement and the grant of the Proxy will not conflict with, require a consent, waiver or approval under, or result in a breach of or default under, any of the terms of any contract, commitment or other obligation (written or oral) to which the Stockholder is a party or by which any of the Stockholder's assets may be bound, and, if the Stockholder is a corporation or partnership, the organizational documents of such Stockholder; (b) this Agreement has been duly executed and delivered by the Stockholder and, if the Stockholder is a corporation or partnership, has been duly authorized by all requisite corporate or partnership action of such Stockholder, as the case may be, and upon its execution and delivery by the Company, will constitute a legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to creditors rights generally, and the availability of injunctive relief and other equitable remedies; (c) the Stockholder is the sole owner of the Shares, and the Shares represent all shares of the Stock beneficially owned by the Stockholder at the date hereof, and the Stockholder does not have any right to acquire, nor is the Stockholder the beneficial owner of, any other shares of Stock or any securities convertible into or exchangeable or exercisable for any shares of Stock (other than shares subject to options granted by the Company); (d) the Stockholder has full right, power and authority to execute and deliver this Agreement and to perform the Stockholder's obligations hereunder; and (e) the Stockholder owns the Shares free and clear of all liens, claims, pledges, charges, proxies, restrictions, encumbrances, proxies, voting trusts and voting agreements of any nature whatsoever other than as provided by this Agreement. The representations and warranties contained herein shall be made as of the date hereof and as of each day from the date hereof through and including the Effective Time (as defined in the Reorganization Agreement). If the Stockholder is an officer or director of Parent, the Stockholder represents and acknowledges that the Stockholder is executing this Agreement in such Stockholder's individual capacity, and not in his capacity as an officer or director of Parent.

         Section 4. Adjustments; Additional Shares. In the event (a) of any stock dividend, stock split, merger, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of Parent on, of or affecting the Shares or (b) that the Stockholder shall become the beneficial owner of any additional shares of Common Stock or other securities entitling the holder thereof to vote or give consent with respect to the matters set forth in Section 1, then the terms of this Agreement shall apply to the shares of Common Stock or other instruments or documents held by the Stockholder immediately following the effectiveness of the events described in clause (a) or the Stockholder becoming the beneficial owner thereof as described in clause
(b), as though, in either case, they were Shares hereunder.

         Section 5. Specific Performance. The Stockholder acknowledges that the agreements contained in this Agreement are an integral part of the transactions contemplated by the Reorganization Agreement and the Merger Agreement, and that, without these agreements, the Company would not enter into the Reorganization Agreement, and acknowledges that damages would be an inadequate remedy for any breach by him of the provisions of this Agreement. Accordingly, the Stockholder and the Company each agree that the obligations of the parties hereunder shall be specifically enforceable and neither party shall take any action to impede the other from seeking to enforce such right of specific performance.

         Section 6. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed duly given (i) upon receipt, if delivered by hand, (ii) one day after deposit, if deposited with a nationally recognized courier service that guarantees next day delivery, or (iii) three business days after mailing, if mailed by registered or certified mail, postage prepaid, return receipt requested, to the Stockholder at the address listed on the signature page hereof, and to the Company at Adexa, Inc., 5933 W. Century Blvd., 12th Floor, Los Angeles, CA 90045, Attention: Chief Executive Officer, with a copy to Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, 155 Constitution Drive, Menlo Park, CA 94025, Attn: David T. Young, Esq., or to such other address as any party may have furnished to the other in writing in accordance herewith.

         Section 7. Binding Effect; Survival. This Agreement shall become effective as of the date hereof and shall remain in effect until the Expiration Date. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, personal representatives, successors and assigns. Neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned without the prior written consent of the other party.

         Section 8. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to its principles of conflicts of law.

         Section 9. Counterparts. This Agreement may be executed in two counterparts, both of which shall be an original and both of which together shall constitute one and the same agreement.

         Section 10. Effect of Headings. The section headings herein are for convenience of reference only and shall not affect the construction hereof.

         Section 11. Amendment; Waiver. No amendment or waiver of any provision of this Agreement or consent to departure therefrom shall be effective unless in writing and signed by the Company and the Stockholder, in the case of an amendment, or by the party which is the beneficiary of any such provision, in the case of a waiver or a consent to depart therefrom.

         Section 12. Severability. If any term provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

         Section 13. Additional Documents. The Stockholder hereby covenants and agrees to execute and deliver any additional documents necessary, in the reasonable opinion of the Company, to carry out the purpose and intent of this Agreement.

         IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto all as of the day and year first above written.

                                            ADEXA, INC.


                                            By: ________________________________
                                            Name:
                                            Title:


STOCKHOLDER


_______________________________
(Signature)



_______________________________
(Signature of Spouse)


Print Name of Stockholder

_______________________________

Address: ______________________

_______________________________

_______________________________



Number and Class of Shares: _______________________________

                                                                         ANNEX A

                                 [Form of Proxy]

                                IRREVOCABLE PROXY

         In order to secure the performance of the duties of the undersigned pursuant to the Stockholder Agreement, dated as of February __, 2001 (the "Stockholder Agreement"), between the undersigned and Adexa, Inc., a California corporation, a copy of such agreement being attached hereto and incorporated by reference herein, the undersigned hereby irrevocably appoints the members of the Board of Directors of the Company, and each of them, or any other designee of the Company, the attorneys, agents and proxies, with full power of substitution in each of them, for the undersigned and in the name, place and stead of the undersigned, in respect of any of the matters set forth in Section 1(a) of the Stockholder Agreement, to vote or, if applicable, to give written consent, in accordance with the provisions of said Section 1 with respect to all shares of the common stock (the "Shares"), of Freedom, Inc., a Delaware corporation (the "Company"), whether now owned or hereafter acquired, which the undersigned is or may be entitled to vote at any meeting of the Company held after the date hereof, whether annual or special and whether or not an adjourned meeting, or, if applicable, to give written consent with respect thereto. This Proxy is coupled with an interest, shall be irrevocable and binding on any successor in interest of the undersigned and shall not be terminated by operation of law upon the occurrence of any event, including, without limitation, the death or incapacity of the undersigned. This Proxy shall operate to revoke any prior proxy as to the Shares heretofore granted by the undersigned with respect to the subject matter of the Stockholder Agreement and the Reorganization Agreement (as defined in the Stockholder Agreement). This Proxy shall terminate on the Expiration Date (as defined in the Stockholder Agreement). This Proxy has been executed in accordance with the Delaware General Corporation Law.

                         SIGNATURE TO IRREVOCABLE PROXY






Dated: ______________________               ____________________________________
                                                  Signature of Stockholder